Filed Pursuant to Rule 425 of the Securities Act of 1933 Filer: Royal Bank of Canada Subject company: Centura Banks, Inc. Centura Banks, Inc. Exchange Act File Number: 001-10646

[CENTURA LOGO]	Backgrounder

Centura Banks, Inc.

Publicly-traded Centura Banks Inc. (NYSE: CBC) is among the United States' 50 largest banks and an experienced provider of a full range of financial services for individuals and businesses. Based in Rocky Mount, North Carolina, Centura has more than US$11 billion in assets, 241 branches and 254 ATMs concentrated in North Carolina, South Carolina and Virginia.

Centura provides licensed investment brokerage services through Centura Securities and full-service insurance services through Centura Insurance Services Inc.

Personal and Commercial Banking:

•	Fifth-largest deposit taker in North Carolina, with a approx. 7 per cent of the market; o Two-thirds of a $7 billion loan portfolio comprises commercial lending, of which 60 per cent is real estate;
•	Fifth-largest deposit taker in North Carolina, with a approx. 7 per cent of the market;
•	Two-thirds of a $7 billion loan portfolio comprises commercial lending, of which 60 per cent is real estate;
•	Mortgage business includes origination, servicing and a minority interest in a sub-prime mortgage lender;
•	Personal and Commercial Banking contributes approximately 74 per cent of revenues;
•	Full-service Internet-based web banking.

Wealth Management:

•	US$3.5 billion in assets under management and administration;
•	Full-service and discount brokerage with 44 brokers;
•	Recently reorganized brokerage, asset management and private banking operations into a new wealth management division;

Insurance (Life, Annuity, P&C/TRAVEL):

•	Third-largest insurance agency in North Carolina;
•	Offers P&C, Life and creditor products;
•	Focused on two-way cross-selling between insurance and bank.